UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 7

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock: 9,430,096 shares of Common Stock(1) With Series B Preferred Stock (voting only): 15,930,096 shares of Common Stock(2)
	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power 9,430,096 shares of Common Stock(1)
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock:

16,900,579 shares of Common Stock(1)

With Series B Preferred Stock (voting only):

23,400,579 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock: 48.9%(1) With Series B Preferred Stock (voting only): 57.0%(2)(3)
14.	Type of Reporting Person IN

(1)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Also includes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman. The options have an exercise price of $0.066 per share and a term through December 31, 2022. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below.

(2)

Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date. Also includes the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate. The options have an exercise price of $0.066 per share and a term through December 31, 2022. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below.

(3)

Based solely for the purposes of such calculation on a total of 35,682,575 total voting shares (including 28,182,575 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Company’s Transfer Agent and 7,500,000 shares voted by the Series B Voting Preferred Stock), and including shares of common stock issuable upon exercise of options held by Mr. Goodman which are exercisable within 60 days. When including just Mr. Goodman’s voting rights and not his options, he has the right to vote 50.4% of the Company’s total voting shares as of the date of this filing. The options have an exercise price of $0.066 per share and a term through December 31, 2022. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below.

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 7

1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.	Percent of Class Represented by Amount in Row (11) 26.5%
14.	Type of Reporting Person OO

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), as amended by Amendment No. 1 thereof dated October 5, 2021 and Amendment No. 2 thereto dated March 21, 2022 (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Effective on September 16, 2022, the Compensation Committee and the Board of Directors of the Company approved the grant, effective on the same date, of an aggregate of 750,000 restricted stock units to Mr. Goodman in consideration for services to be rendered by Mr. Goodman through October 2024 (the “RSUs”).

The RSUs are subject to vesting, and vest to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company as of the dates indicated (the “Performance Metrics” and the “Performance Metrics Schedule”):

	Revenue Targets		EBITDA Targets
Performance Period	Target Goal	RSUs Vested	Target Goal	RSUs Vested
Year ended October 31, 2022	$21,875,000	*	$3,250,000	*
Year ended October 31, 2023	FY 2022 x 1.1	*	FY 2022 x 1.1	*
Year ended October 31, 2024	FY 2023 x 1.1	*	FY 2023 x 1.1	*

* 1/6th of the total RSUs granted to Mr. Goodman.

CUSIP No. 381098300	Schedule 13D/A	Page 5 of 7

For purposes of the calculations above, (a) “EBITDA” means net income before interest, taxes, depreciation, amortization and stock-based compensation; (b) “Revenue” means annual revenue of the Company; and (c) “FY 2022” means actual Revenue or EBITDA, as the case may be achieved during the 12 month period from November 1, 2021 to October 31, 2022, and “FY 2023” means actual Revenue or EBITDA as the case may be for the 12 month period from November 1, 2022 to October 31, 2023, in each as set forth in the Company’s audited year-end financial statements (the “Target Definitions”). Both Revenue and EBITDA, and the determination of whether or not the applicable Revenue and EBITDA targets above have been met are to be determined based on the audited financial statements of the Company filed with the Securities and Exchange Commission in the Company’s Annual Reports on Form 10-K for the applicable year ends above, and determined on the date such Annual Reports on Form 10-K are filed publicly with the Securities and Exchange Commission (the “Dates of Determination”).

The Company also entered into a Restricted Stock Grant Agreement with Mr. Goodman to evidence such grants of the RSUs.

Each RSU represents the contingent right to receive, at settlement, one share of Common Stock.

The RSUs were granted pursuant to, and subject in all cases to, the terms of the Company’s 2022 Equity Incentive Plan.

Item 4. Purpose of the Transaction

Item 4 is amended and restated in its entirety by the following:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 381098300	Schedule 13D/A	Page 6 of 7

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Goodman, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

On April 1, 2022, Mr. Goodman entered into a Rule 10b5-1 Sales Plan with Oppenheimer & Co. Inc. (“Oppenheimer” and the “10b5-1 Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of selling shares of Common Stock in open market transactions. The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer. The 10b5-1 Plan is intended to comply with Rule 10b5-1 under the Exchange Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer.

As described above, Mr. Goodman has adopted, and the other Reporting Persons in the future may adopt, a trading plan in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Persons have no current plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

 (c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

10b5-1 Plan

Pursuant to the 10b-5-1 Plan, Mr. Goodman may sell up to 966,000 shares of Common Stock beneficially owned by Mr. Goodman, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company’s trading price. All sales under the 10b5-1 Plan are to be made in the discretion of Oppenheimer and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, potential sales began on May 16, 2022 and will continue until December 22, 2023 or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

No sales of Common Stock have been affected pursuant to the 10b-5-1 Plan to date, as all of the requirements for such sales have not yet been met. Mr. Goodman plans to amend the terms of the 10b5-1 Plan in the next 30 days and plans to disclose such amendment to the 10b5-1 Plan in an amendment to the Schedule 13D.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by the full text of the 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is hereby incorporated herein by this reference thereto.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

3.1

Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein

10.1

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

99.1	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021
99.2	Form of Stock Option Agreement – Anthony Goodman (2018 Equity Incentive Plan)
99.3

Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards – September 2022)(Filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2022, and incorporated by reference herein).

99.4	Form of Rule 10b5-1 Sales Plan (Filed herewith).

CUSIP No. 381098300	Schedule 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2022

/s/ Anthony Brian Goodman

Anthony Brian Goodman

October 4, 2022

Luxor Capital, LLC

/s/ Anthony Brian Goodman

Anthony Brian Goodman

Managing Member